UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 04, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI COMMENTS ON LEGISLATIVE CHANGES IN TANZANIA**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

4 July 2017

NEWS RELEASE

AngloGold Ashanti Comments on Legislative Changes in Tanzania

(PRESS RELEASE – JOHANNESBURG) – AngloGold Ashanti notes that the Tanzania Parliament has enacted The Natural Wealth and Resources (Permanent Sovereignty) Bill 2017 and The Natural Wealth and Resources Contracts (Review and re-negotiation of unconscionable terms) Bill 2017 on July 3, 2017.

The bills, which were first tabled for comment on June 29, 2017 will be sent to the Honourable President John P.J. Magafuli for his assent. Once assented to the Minister will then publish in the Gazette the date on which the new laws will take effect.

It is further noted that the Written Laws (Miscellaneous amendments) Bill 2017 has been tabled in Parliament and is under debate.

AngloGold Ashanti will, in the context of its existing Mine Development Agreement, analyse these laws once they are passed and will provide updates in due course.

Ends

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Chris Nthite   +27 11637 6031/ +27-83-301-2481   cnthite@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 04, 2017

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance